Exhibit 99.3

MERGER PROPOSED — YOUR VOTE IS VERY IMPORTANT

      The board of directors of The viaLink Company, or viaLink, and the board of directors of Prescient Systems, Inc., or Prescient, have agreed to a strategic combination of the two companies under the terms of the Amended and Restated Agreement and Plan of Merger, dated as of May 25, 2004, which is referred to as the merger agreement. Upon completion of the merger, a subsidiary of viaLink will merge with and into Prescient, and Prescient will become a direct, wholly-owned subsidiary of viaLink. The board of directors of viaLink is proposing the combination because it believes the merger will provide substantial benefits to the stockholders of viaLink.

      If the merger is completed, Prescient shareholders will receive shares of viaLink common stock, Series E preferred stock, Series F preferred stock and common stock purchase warrants, having an initial exercise price of $2.00 (after giving effect to a 1 for 20 reverse stock split to be effected prior to the merger) and the same general terms as those issued in connection with a bridge financing obtained by viaLink in connection with the merger, in exchange for each of their shares of Prescient common stock and Prescient preferred stock. The allocation of the shares of viaLink common and preferred stock is such that the current viaLink stockholders will own approximately 55% of the combined company and former Prescient shareholders will own approximately 45% of the outstanding shares of each class of capital stock of the combined company, in each case, on a fully diluted basis as of the closing of the merger. viaLink stockholders will continue to own their existing viaLink shares. A majority in interest of the Prescient shareholders have agreed to allocate the shares of viaLink stock to be issued to them in the merger on the basis of negotiated arrangements, with the result that the merger consideration available to noncontracting Prescient shareholders would be equal to or greater than what they would have received in a dissolution under the Prescient articles of incorporation. Upon closing of the merger, each Prescient shareholder will receive a number of shares of viaLink’s common stock and preferred stock that is determined according to a voting and allocation agreement that has been entered into by a majority of Prescient’s shareholders, which is referred to as the allocation agreement. The number of shares that is expected to be issued to each class of Prescient shareholder is set forth under “The Merger Agreement — Consideration to be Received in the Merger; Treatment of Stock Options.”

      Upon completion of the merger, viaLink will amend its certificate of incorporation to change its name to Prescient Applied Intelligence, Inc., and Jane F. Hoffer, Prescient’s current President and CEO, will become President and CEO of the combined company. Following the merger, the combined company’s board of directors will be increased to seven members, with three appointees being named by Prescient’s current board of directors, three appointees named by the current directors of viaLink and one appointee of SDS Merchant Fund, the largest stockholder of viaLink.

      We estimate that viaLink will issue approximately 1.2 million shares of viaLink common stock issuable upon exercise of employee stock options, 1.125 million shares of viaLink common stock issuable upon exercise of common stock purchase warrants, 11.3 million shares of viaLink common stock, 770 shares of Series E preferred stock and 40 to 70 shares of Series F preferred stock in the merger. The actual number of shares of Series F preferred stock to be issued in the merger will be determined by a formula as more fully described in this proxy statement/prospectus. Each share of Series E preferred stock and Series F preferred stock is convertible into 5,000 shares of viaLink common stock, subject to adjustment as provided by the terms of the preferred stock. All viaLink common share numbers and per share amounts set forth in this proxy statement/prospectus give pro forma effect to a 1 for 20 reverse split of viaLink common stock to be effected prior to the merger.

      The approval by viaLink’s stockholders of the merger agreement and the merger, including the issuance of the merger consideration to Prescient stockholders, the change to viaLink’s name following the merger and the reverse stock split, requires approval by a majority of votes cast on the proposal, provided that the total vote cast represents over 50% in interest of all securities entitled to vote thereon. The approval of those matters by the viaLink stockholders is a condition for completing the merger. viaLink stockholders will also be asked to vote on other matters at the 2004 annual meeting of stockholders of viaLink, which is referred to as the viaLink annual meeting, each of which is described in this proxy statement/ prospectus. Approval of these other matters is not a condition to the merger.

      Prescient has informed viaLink that a special meeting of Prescient shareholders, which is referred to as the Prescient special meeting, will be held for purposes of allowing the Prescient shareholders to consider the approval and adoption of the merger agreement and the merger. In order to complete the merger, the terms of the merger and the merger agreement must be approved by Prescient’s shareholders. Approval of the merger agreement and the merger requires the affirmative vote by (i) a majority of the votes cast by holders of the outstanding shares of Prescient common stock and Prescient preferred stock, voting together on a fully converted basis as a single class, and (ii) a majority of the votes eligible to be cast by holders of the Prescient Series A preferred stock, Series B preferred stock and Series C preferred stock voting as separate classes, by series, represented in person or by proxy at the Prescient special meeting.

      Shareholders holding a majority of the voting power of the outstanding capital stock of Prescient entered into the allocation agreement under which, among other things, they have agreed to the allocation of merger consideration set forth in the merger agreement amended through the date hereof and to vote their shares of Prescient common stock and preferred stock in favor of the merger agreement and merger. On the Prescient record date of October 28, 2004, the signatories of the allocation agreement were record and beneficial owners of 1,307,916 shares of Prescient common stock, 14,365 shares of Prescient Series A preferred stock, 41,477 shares of Prescient Series B preferred stock and 24,349 shares of Prescient Series C preferred stock, which represent approximately 50% of Prescient common stock (on a fully converted basis), 61% of Prescient Series A preferred stock, 100% of Prescient Series B preferred stock and 98% of Prescient Series C preferred stock, which represent in the aggregate approximately 75% of the outstanding voting shares of Prescient. As of that same date, the executive officers and directors of Prescient were beneficial owners of 20% of the outstanding common stock on a fully converted basis and 30% of the outstanding Series A preferred stock, 100% of the outstanding Series B preferred stock, and 67% of the outstanding Series C preferred stock. Each officer and director of Prescient has executed the allocation agreement and has indicated that he or she intends to vote his or her shares of common and preferred stock in favor of the merger agreement and merger.

      After careful consideration, the viaLink board of directors unanimously has approved the merger agreement and the merger and has determined that the merger agreement and the merger are advisable and fair to, and in the best interests of, viaLink and its stockholders.

      The viaLink board of directors unanimously recommends that the viaLink stockholders vote “FOR” the proposal to approve and adopt the merger agreement and the merger at the viaLink annual meeting. The viaLink board of directors also unanimously recommends that the viaLink stockholders vote “FOR” the other viaLink annual meeting matters.

      The dollar value of the shares of viaLink common stock that Prescient stockholders receive in the merger may change depending on changes in the market price of viaLink common stock. viaLink’s common stock is traded on the Over-the-Counter Bulletin Board, which is referred to as OTCBB, under the symbol “VLNK.” On November 9, 2004, the closing price of viaLink’s common stock, as reported on the OTCBB, was $0.90 per share (adjusted to reflect the reverse stock split described above).

      The obligations of viaLink and Prescient to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about viaLink, Prescient and the merger is contained in this proxy statement/ prospectus. viaLink and Prescient encourage you to read this entire proxy statement/ prospectus carefully, including the section entitled “Risk Factors” beginning on page 16.

      We look forward to the successful combination of viaLink and Prescient.

Sincerely,

ROBERT I. NOE
Chairman of the Board and Chief Executive Officer
The viaLink Company

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/ prospectus or determined that this proxy statement/ prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

      This proxy statement/ prospectus is dated November 12, 2004 and is first being mailed to the stockholders of viaLink on or about November 12, 2004.